Filed Pursuant to Rule 433

Registration No. 333-133852

Market Index Target-Term Securities® (MITTS®)

to be issued by Bank of America Corporation

Market Index Target-Term Securities® (MITTS®) are senior unsecured debt securities to be issued by Bank of America Corporation (BAC) that combine some level of the capital preservation feature of fixed-income investments with the growth potential of equities or other asset classes.

This fact sheet is intended to provide an overview of MITTS and does not provide the terms of any specific series of MITTS. Prior to any decision to invest in a specific series of MITTS issued by BAC, investors should carefully review the related disclosure document, which contains a detailed explanation of the terms of the offering of a specific series of MITTS, as well as the risks, tax treatment, and other relevant information about such a series of MITTS. Additionally, investors should consult their accounting, legal, or tax advisors before investing in MITTS.

COMMON FEATURES

¡	Typically offer 100% principal protection at maturity; may offer less than 100% principal protection in some cases

¡	No periodic interest payments

¡	Linked to the performance of a wide range of underlying assets

¡	May be structured to express a bullish or bearish view

¡	Participation in any positive return (or, in the case of bearish MITTS, negative return) generated by the underlying asset, subject in some cases to a cap

¡	Any incremental cash payments in addition to return of principal at maturity are based on the performance of the underlying asset over the term of the MITTS

¡	Terms of MITTS may vary from 1 to 7 years

¡	Usually issued at an original offering price of $10 per unit

¡	May be listed on an U.S. exchange

HYPOTHETICAL PAYOUT PROFILE

RATIONALE

Investors may want to consider an investment in MITTS if they are looking for growth oriented market exposure, with principal protection.

ADVANTAGES

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Potential growth: MITTS offer investors the opportunity to participate in the potential upside (or in the case of bearish MITTS, downside) of an underlying asset, such as a market index, a basket of indexes, one or more commodities, a group of stocks in a specific sector, or one or more currency exchange rates. If the level of the asset at maturity is greater (or, in the case of bearish MITTS, lower) than its level at the time the MITTS are priced, the investor will generally receive an amount at maturity that is based upon any positive return generated by the underlying asset (or negative return in the case of bearish MITTS), in addition to the principal invested, subject to a cap in some cases.

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Principal protection: Subject to BAC’s credit risk, MITTS will repay all or a stated portion of the principal amount at maturity, regardless of how the underlying asset performs. If the value of the asset has not appreciated (or, in the case of bearish MITTS, depreciated), the investor receives a percentage of the principal back at maturity, subject to the credit risk of BAC.

¡	Complement to a long-term strategy: MITTS can help investors reduce investment risk while pursuing the growth necessary to meet their financial objectives.

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Diversification: Because MITTS can be linked to a variety of assets, they provide investors with the opportunity to diversify their investment portfolios. Investors should understand, however, that the sole obligor on MITTS is BAC.

¡	Access to alternative markets: MITTS may provide access to an asset or group of assets not readily available to individual investors through traditional investment strategies.

The graph to the left is for illustration purposes only and assumes a bullish MITTS with 100% principal protection and no cap on the return at maturity. MITTS may have different payout characteristics than the one depicted to the left. Bearish MITTS will typically provide (i) principal plus upside participation if the underlying asset is below the starting value or (ii) return of principal if the underlying asset is above the starting value. Hypothetical information is not a projection of future returns.

RISK FACTORS

Factors to consider before investing in MITTS include:

¡	Investors may not earn a return on their investment. If the MITTS are not 100% principal protected, the investment may result in a loss.

¡	The return may be lower than that of other BAC debt securities of a comparable maturity.

¡	The return on MITTS may be limited and will not reflect the return on a direct investment in the underlying asset, or on the components included in the underlying asset.

¡	A trading market for MITTS is not expected to develop, and, if trading does develop, the secondary market price investors may receive or be quoted for their MITTS on a date prior to the maturity date will be affected by this and other important factors, including the costs of developing, hedging, and distributing MITTS. The price paid for the MITTS in secondary market transactions may be higher or lower than the original purchase price.

¡	Many factors will affect the trading value of MITTS; these factors interrelate in complex ways and the effect of one factor may offset or magnify the effect of another factor.

¡	Purchases or sales of the underlying asset components or securities based on the underlying asset by BAC and its affiliates may affect the return.

¡	Potential conflicts of interest between BAC and investors in the MITTS could arise.

MITTS are unsecured debt securities and are not savings accounts, deposits, or other obligations of a bank. MITTS are not guaranteed by Bank of America, N.A. or any other bank, and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency. MITTS will rank equally with BAC’s other senior unsecured debt and any payment due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC.

MITTS are one type of Structured Investment offered by BAC. Structured Investments are designed to meet specific investment objectives. The return on these investments comes from the performance of the underlying asset or assets to which the investment is linked. These assets can include fixed income, equities, foreign exchange, commodities, or a combination of these assets. Structured Investments can accommodate investors with various types of risk and return profiles. As described below, features of Structured Investments may include the following: principal protection, enhanced income, market participation, and/or enhanced participation.

BENEFITS OF INVESTING IN STRUCTURED INVESTMENTS

FLEXIBILITY – Structured Investments can be used to implement a wide variety of market views.

SIMPLICITY – Structured Investments offer a packaged solution for investors to access the potential returns of a combination of financial instruments linked to one or more asset classes.

DIVERSIFICATION – Structured Investments enable investors to diversify a portfolio by providing access to the potential returns of a wide variety of asset classes.

OPERATIONAL AND TAX EFFICIENCIES – Structured Investments can reduce complicated financial, tax, legal, and operational issues surrounding the execution of sophisticated strategies by providing them in a single security.

ENHANCED RISK/RETURN PROFILES – Structured Investments may provide full or partial principal protection and/or incremental return potential through upside leverage or through other means.

STRUCTURED INVESTMENTS MAY INCLUDE THE FOLLOWING KEY FEATURES
	CATEGORY:	KEY FEATURE:
Principal Protection

Offer full or partial principal protection at maturity, while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income

May offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation

Can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments are not structured to include the principal protection feature.

HOW CAN YOU GET STARTED? Contact your Financial Advisor to learn if Market Index Target-Term Securities may be right for you.	Enhanced Participation

May offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments are not structured to include the principal protection feature.

IMPORTANT NOTICE: Bank of America Corporation “BAC” has filed a registration statement (including a prospectus supplement and a prospectus) with the Securities and Exchange Commission (SEC) for the potential offerings to which this communication relates. Before investing, you should carefully read the prospectus supplement and the prospectus in that registration statement and other documents that BAC has filed with the SEC relating to any offering described in this communication for more complete information about BAC and these offerings. You may obtain these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, BAC, any agent or any dealer participating in the offerings will arrange to send you the prospectus supplement, the prospectus, and other documents relating to any of these offerings if you so request by calling Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free 1-866-500-5408.

Market Index Target-Term Securities® and MITTS® are registered service marks of Merrill Lynch & Co., Inc.

Merrill Lynch & Co., Inc. is a subsidiary of BAC.

© 2009 Merrill Lynch, Pierce, Fenner & Smith Incorporated.

Member Securities Investor Protection Corporation (SIPC). Printed in the U.S.A.

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